 AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1999

                                          SECURITIES ACT FILE NO.   333-84997
                                  INVESTMENT COMPANY ACT FILE NO.   811-09533

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-2

                        (Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [X]

                    Pre-Effective Amendment No.                    [ ]
                                                -----------

                    Post-Effective Amendment No.    1              [X]
                                                -----------

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [X]

                    Amendment No.       4                          [X]
                                 ---------------

                        COLONIAL INSURED MUNICIPAL FUND
               (Exact Name of Registrant as Specified in Charter)

                     ONE FINANCIAL CENTER, BOSTON, MA 02111
                    (Address of Principal Executive Offices)

                                 (617) 426-3750
              (Registrant's Telephone Number, including Area Code)

Name and Address of
Agent for Service                                                           Copies to
William J. Ballou, Esq.                        John M. Loder, Esq.                        Gary Schpero, Esq.
Colonial Management Associates, Inc.           Ropes & Gray                               Simpson Thacher & Bartlett
One Financial Center                           One International Place                    425 Lexington Avenue
Boston, Massachusetts 02111-2621               Boston, Massachusetts 02110-2624           New York, New York 10017-3954

                APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
As soon as practicable after the effective date of this Registration Statement.

[X] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-84997.



        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


                                            PROPOSED MAXIMUM      PROPOSED MAXIMUM
TITLE OF SECURITIES    AMOUNT BEING         OFFERING PRICE PER    AGGREGATE OFFERING    AMOUNT OF
BEING REGISTERED       REGISTERED (1)       UNIT (1)              PRICE (1)             REGISTRATION FEE (2)
---------------------- -------------------- --------------------- --------------------- --------------------
Common Shares,         5,000,000            $15.00                $75,000,000           $20,850
No Par Value
Per Share

(1) Estimated solely for purposes of calculating the registration fee.

(2) Previously paid.

                       COLONIAL INSURED MUNICIPAL FUND

                              CROSS REFERENCE SHEET
                           ITEMS REQUIRED BY FORM N-2

PART A
ITEM NO.            ITEM CAPTION                                                      PROSPECTUS CAPTION

1.................  Outside Front Cover                                Front Cover Page
2.................  Inside Front and Outside Back Cover Page           Front and Back Cover Page
3.................  Fee Table and Synopsis                             Prospectus Summary; Summary of Fund
                                                                           Expenses
4.................  Financial Highlights                               Not Applicable
5.................  Plan of Distribution                               Front Cover Page; Prospectus Summary;
                                                                           Underwriting
6.................  Selling Shareholders                               Not Applicable
7.................  Use of Proceeds                                    Use of Proceeds; Investment Objective and
                                                                           Policies
8.................  General Description of the Registrant              Prospectus Summary; The Fund;
                                                                           Investment Objective and Policies;
                                                                           Use of Leverage and Related Risks;
                                                                           Additional Risk Considerations; How the
                                                                           Fund Manages Risk; Management of the Fund;
                                                                           Description of Shares; Certain Provisions
                                                                           in the Declaration of Trust
9.................  Management                                         Management of the Fund; Custodian,
                                                                           Transfer Agent, Dividend Disbursing Agent
                                                                           and Registrar
10 ...............  Capital Stock, Long-Term Debt,                     Net Asset Value; Distributions; Dividend
                    and Other Securities                                   Reinvestment Plan; Description of
                                                                           Shares; Repurchase of Common
                                                                           Shares; Conversion to Open-End Fund;
                                                                           Tax Matters
11 ...............  Defaults and Arrears on Senior Securities          Not Applicable
12 ...............  Legal Proceedings                                  Not Applicable
13 ...............  Table of Contents of the                           Table of Contents for the
                    Statement of Additional Information                    Statement of Additional Information

PART B                                                                 STATEMENT OF ADDITIONAL
ITEM NO.           ITEM CAPTION                                          INFORMATION CAPTION

14 ...............  Cover Page                                         Cover Page
15................  Table of Contents                                  Table of Contents
16 ...............  General Information and History                    Not Applicable
17 ...............  Investment Objective and Policies                  Investment Objectives and Policies;
                                                                           Miscellaneous Investment Practices
18 ...............  Management                                         Management of the Fund
19 ...............  Control Persons and Principal                      Management of the Fund
                         Holders of Securities
20 ...............  Investment Advisory and Other Services             Fund Charges and Expenses; Management
                                                                           of the Fund; Custodian; Independent
                                                                           Accountants
21 ...............  Brokerage Allocation and Other Practices           Fund Charges and Expenses; Portfolio
                                                                           Transactions
22 ...............  Tax Status                                         Tax Matters
23 ...............  Financial Statements                               Financial Statements

PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

     (1)  Financial Statements:

               Included in Part A

               None

               Included in Part B

               Financial Statements

               Report of Independent Accountants

     (2)  Exhibits

          (a)(1)    Agreement and Declaration of Trust(1)
          (a)(2)    Amendment No. 1 to the Agreement and Declaration of Trust(2)
          (b)(1)    By-Laws(2)
          (b)(2)    Amended and Restated By-Laws

          (c)       Not applicable
          (d)(1) Portions of the Agreement and Declaration of Trust, as amended, included as Exhibit (a)(1) and (a)(2), and the By-Laws of the Registrant, included as Exhibit (b) (see
                    Article III, Sections 1, 2, 4 and 5; Article V; Article VIII, Section 4; and Article IX, Sections 4 and 7 of the Agreement and Declaration of Trust, as amended, and Sections 2, 7 and 8 of the By-Laws)
          (d)(2)    Form of specimen certificate for the common shares(2)
          (e)       Dividend Reinvestment Plan(2)
          (f)       Not applicable
          (g)       Management Agreement with Colonial Management Associates,
                     Inc.(2)
          (h)       Underwriting Agreement
          (i)       Not applicable
          (j)(1) Global Custody Agreement with The Chase Manhattan Bank (incorporated herein by reference to Item 24, Exhibit
                    No. 8 to Post-Effective Amendment No. 13 to the
                    Registration Statement of Colonial Trust VI, Registration Nos. 33-45117 & 811-6529, filed with the Commission on or about October 24, 1997)
          (j)(2) Amendment No. 8 to Schedule A of Global Custody Agreement with The Chase Manhattan Bank(2)

         (k)(1) Stock Transfer Agent Services Agreement between the Registrant and BankBoston, N.A.(2)
         (k)(2) Pricing and Bookkeeping Agreement with Colonial Management Associates, Inc.(2)
         (k)(3)(i) Fee Waiver Agreement with Colonial Management
                   Associates, Inc.(2)
         (k)(3)(ii)Expense Reimbursement Agreement with Colonial Management Associates, Inc.
         (l)       Opinion and Consent of Ropes & Gray, counsel to Registrant(2)
         (m)       Not applicable
         (n)       Consent of independent accountants(2)
         (o)       Not applicable
         (p)       Subscription Agreement with Colonial Management Associates,
                   Inc.
         (q)       Not applicable
         (r) Power of Attorney for each of Robert J. Birnbaum, Tom Bleasdale, John V. Carberry, Lora S. Collins, James E. Grinnell, Richard W. Lowry, Salvatore Macera, William E. Mayer, James L. Moody, Jr., John J. Neuhauser, Thomas E. Stitzel, Robert L. Sullivan and Anne-Lee Verville.(2)

----------------------------------
(1) Incorporated by reference to the Registration Statement filed with the Commission via EDGAR on or about August 11, 1999.

(2) Incorporated by reference to the Registration Statement filed with the Commission via EDGAR on or about October 26, 1999.

Item 25.  Marketing Arrangements.

          See Sections 5(m), 5(n), 6(v) and 11 of Exhibit (h) of Item 24(2) of this Registration Statement.

Item 26.  Other Expenses of Issuance and Distribution.

          The following table sets forth the expenses to be incurred in connection with the Offer described in this Registration Statement:

               Registration fees                                $ 20,850
               American Stock Exchange listing fee*               21,500
               Printing*                                         150,000
               Accounting fees and expenses*                       5,000
               Legal fees and expenses*                           92,000
               Underwriters expense reimbursement*                75,000
               NASD fee                                            8,100
               Miscellaneous*                                     40,000
                                                                --------
                    Total*                                      $412,450
                                                                ========

          (*) Estimated

Item 27.  Persons Controlled by or under Common Control with Registrant.

          None.

Item 28.  Number of Holders of Securities

                Title of Class                       Number of Record Holders
                --------------                       ------------------------
                Common Shares of Beneficial Interest            -1-

Item 29.  Indemnification.

         The Agreement and Declaration of Trust, as amended, filed as Exhibit
         (a)(1) and (a)(2) to this Registration Statement provides for indemnification to each of the Registrant's Trustees and officers against all liabilities and expenses incurred in acting as Trustee or officer, except in the case of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Trustees and officers. The Underwriting Agreement filed as Exhibit (h) to this Registration Statement provides for indemnification by the Registrant and Colonial Management Associates, Inc. (the "Advisor") of Salomon Smith Barney Inc. (the "Underwriter") and its controlling persons and by the Underwriter of the Registrant, the Advisor and their respective Trustees, directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, under certain circumstances.

                Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                The Registrant, Colonial Management Associates, Inc. and their respective trustees, directors and officers are insured by a directors and officers/errors and omissions liability policy.

Item 30.  Business and Other Connections of Investment Adviser

          The description of the business of Colonial Management Associates, Inc., the Registrant's Investment Adviser, is set forth under the caption "The Advisor" in the Prospectus forming part of this Registration Statement. The following sets forth business and other connections of each director and officer of Colonial Management Associates, Inc.

Registrant's investment adviser/administrator, Colonial Management Associates, Inc. ("Colonial"), is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). Colonial Advisory Services, Inc. ("CASI"), an affiliate of Colonial, is also registered as an investment adviser under the Advisers Act. As of the end of the fiscal year, December 31, 1998, CASI had four institutional, corporate or other accounts under management or supervision, the market value of which was approximately $227 million. As of the end of the fiscal year, December 31, 1998, Colonial was the investment adviser, sub-adviser and/or administrator to 57 mutual funds, including funds sub-advised by Colonial, the total market value of which investment companies was approximately $18,950.90 million. Liberty Funds Distributor, Inc., a subsidiary of Colonial Management Associates, Inc., is the principal underwriter and the national distributor of all of the open-end funds in the Liberty Mutual Funds complex.

The following sets forth the business and other connections of each director and officer of Colonial Management Associates, Inc.:


(1)                       (2)                       (3)                            (4)
Name and principal
business
addresses*            Affiliation
of officers and       with            Period is through 06/30/99.  Other
directors of          investment      business, profession, vocation or
investment adviser    adviser         employment connection                Affiliation
------------------    ----------      --------------------------------     -----------
Allard, Laurie        V.P.

Archer, Joseph A.     V.P.


Ballou, William J.    V.P.,           Liberty Funds Trusts I through IX    Asst. Sec.
                      Asst.           Colonial High Income
                      Sec.,              Municipal Trust                   Asst. Sec.
                      Counsel         Colonial InterMarket Income
                                         Trust I                           Asst. Sec.
                                      Colonial Intermediate High



                                         Income Fund                       Asst. Sec.
                                      Colonial Investment Grade
                                         Municipal Trust                   Asst. Sec.
                                      Colonial Municipal Income
                                         Trust                             Asst. Sec.
                                      AlphaTrade Inc.                      Asst. Clerk
                                      Liberty Funds Distributor,
                                         Inc.                              Asst. Clerk
                                      Liberty Financial Advisers,
                                         Inc.                              Asst. Sec.
                                      Liberty Funds Group LLC              Asst. Sec.
                                      Liberty Variable Investment
                                         Trust                             Asst. Sec.
                                      Liberty All-Star Equity Fund         Asst. Sec.
                                      Liberty All-Star Growth Fund,
                                         Inc.                              Asst. Sec.

Barron, Suzan M.      V.P.,           Liberty Funds Trusts I through IX    Asst. Sec.
                      Asst.           Colonial High Income
                      Sec.,              Municipal Trust                   Asst. Sec.
                      Counsel         Colonial InterMarket Income
                                         Trust I                           Asst. Sec.
                                      Colonial Intermediate High
                                         Income Fund                       Asst. Sec.
                                      Colonial Investment Grade
                                         Municipal Trust                   Asst. Sec.
                                      Colonial Municipal Income
                                         Trust                             Asst. Sec.
                                      AlphaTrade Inc.                      Asst. Clerk
                                      Liberty Funds Distributor,
                                         Inc.                              Asst. Clerk
                                      Liberty Financial Advisers,
                                         Inc.                              Asst. Sec.
                                      Liberty Funds Group LLC              Asst. Sec.
                                      Liberty Variable Investment
                                         Trust                             Asst. Sec.
                                      Liberty All-Star Equity Fund         Asst. Sec.
                                      Liberty All-Star Growth Fund,
                                         Inc.                              Asst. Sec.

Barsketis, Ophelia    Sr.V.P.         Stein Roe & Farnham Incorporated     Snr. V.P.

Berliant, Allan       V.P.

Bissonnette, Michael  Sr.V.P.

Boatman, Bonny E.     Sr.V.P.;        Colonial Advisory Services,
                      IPC Mbr.           Inc.                              Exec. V.P.
                                      Stein Roe & Farnham Incorporated     Exec. V.P.

Bunten, Walter        V.P.

Campbell, Kimberly    V.P.

Carnabucci,
  Dominick            V.P.

Carome, Kevin M.      Sr.V.P.;        Liberty Funds Distributor,
                      IPC Mbr.          Inc.                               Assistant Clerk
                                      Liberty Funds Group LLC              Sr. V.P.; General Counsel
                                      Stein Roe & Farnham
                                        Incorporated                       General Counsel; Secretary
                                      Stein Roe Services, Inc.             Asst. Clerk

Carroll, Sheila A.  Sr.V.P.

Citrone, Frank, Jr. Sr.V.P.


Conlin, Nancy L.    Sr. V.P.;          Liberty Funds Trusts I through IX   Secretary
                    Sec.; Clerk        Colonial High Income
                    IPC Mbr.;            Municipal Trust                   Secretary
                    Dir; Gen.          Colonial InterMarket Income
                    Counsel              Trust I                           Secretary
                                       Colonial Intermediate High
                                         Income Fund                       Secretary
                                       Colonial Investment Grade
                                         Municipal Trust                   Secretary
                                       Colonial Municipal Income
                                         Trust                             Secretary
                                       Liberty Funds Distributor,
                                         Inc.                              Dir.; Clerk
                                       Liberty Funds Services, Inc.        Clerk; Dir.
                                       Liberty Funds Group LLC             V.P.; Gen.
                                                                           Counsel and
                                                                           Secretary
                                       Liberty Variable Investment
                                         Trust                             Secretary

                                       Colonial Advisory Services,
                                         Inc.                               Dir.; Clerk
                                       AlphaTrade Inc.                      Dir.; Clerk
                                       Liberty Financial Advisors,
                                         Inc.                               Dir.; Sec.
                                       Liberty All-Star Equity Fund         Secretary
                                       Liberty All-Star Growth Fund,
                                         Inc.                               Secretary

Connaughton,        V.P.               Liberty Funds Trusts I through VIII  CAO; Controller
  J. Kevin                             Liberty Variable Investment
                                         Trust                              CAO; Controller
                                       Colonial High Income
                                         Municipal Trust                    CAO; Controller
                                       Colonial Intermarket Income
                                         Trust I                            CAO; Controller
                                       Colonial Intermediate High
                                         Income Fund                        CAO; Controller
                                       Colonial Investment Grade
                                         Municipal Trust                    CAO; Controller
                                       Colonial Municipal Income
                                         Trust                              CAO; Controller
                                       Liberty All-Star Equity Fund         Controller
                                       Liberty All-Star Growth Fund,
                                         Inc.                               Controller
                                       Liberty Trust IX                     Controller

Daniszewski,        V.P.
 Joseph J.

Dearborn, James     V.P.

Desilets, Marian H. V.P.               Liberty Funds Distributor,
                                         Inc.                               V.P.
                                       Liberty Funds Trusts I through IX    Asst. Sec.
                                       Colonial High Income
                                         Municipal Trust                    Asst. Sec.
                                       Colonial Intermarket Income
                                         Trust I                            Asst. Sec.
                                       Colonial Intermediate High
                                         Income Fund                        Asst. Sec.
                                       Colonial Investment Grade

                                         Municipal Trust                   Asst. Sec.
                                       Colonial Municipal Income
                                         Trust                             Asst. Sec.
                                       Liberty Variable Investment
                                         Trust                             Asst. Sec.
                                       Liberty All-Star Equity Fund        Asst. Sec.
                                       Liberty All-Star Growth Fund,
                                         Inc.                              Asst. Sec.

DiSilva-Begley,     V.P.               Colonial Advisory Services,         Compliance
  Linda             IPC Mbr.             Inc.                              Officer

Eckelman, Marilyn   Sr.V.P.

Ericson, Carl C.    Sr.V.P.            Colonial Intermediate High
                    IPC Mbr.             Income Fund                       V.P.
                                       Colonial Advisory Services,         Pres.; CEO
                                         Inc.                              and CIO

Evans, C. Frazier   Sr.V.P.            Liberty Funds Distributor,
                                         Inc.                              Mng. Director

Feloney, Joseph L.  V.P.               Colonial Advisory Services,
                    Asst. Treas.         Inc.                              Asst. Treas.
                                       Liberty Funds Group LLC             Asst. Treas.

Finnemore,          Sr.V.P.            Colonial Advisory Services,
  Leslie W.                              Inc.                              Sr. V.P.

Franklin,           Sr. V.P.           AlphaTrade Inc.                     President
  Fred J.           IPC Mbr.           Liberty Financial Companies,        Chief
                                         Inc.                              Compliance Ofcr; V.P.

Garrison,           V.P.               Stein Roe & Farnham
 William M.                              Incorporated                      V.P.

Gibson, Stephen E.  Dir.; Pres.;       Liberty Funds Group LLC             Dir.;
                    CEO;                                                   Pres.; CEO;
                    Chairman of                                            Exec. Cmte.
                    the Board;                                             Mbr.; Chm.
                    IPC Mbr.           Liberty Funds Distributor,
                                         Inc.                              Dir.; Chm.
                                       Colonial Advisory Services,
                                         Inc.                              Dir.; Chm.

                                       Liberty Funds Services, Inc.        Dir.; Chm.
                                       AlphaTrade Inc.                     Dir.
                                       Liberty Funds Trusts I
                                         through VIII                      President
                                       Colonial High Income
                                         Municipal Trust                   President
                                       Colonial InterMarket Income
                                         Trust I                           President
                                       Colonial Intermediate High
                                         Income Fund                       President
                                       Colonial Investment Grade
                                         Municipal Trust                   President
                                       Colonial Municipal Income
                                         Trust                             President
                                       Liberty Financial Advisors,
                                         Inc.                              Director
                                       Stein Roe & Farnham
                                         Incorporated                      Asst. Chairman;
                                                                           Exec. V.P.
                                       Liberty Variable Investment
                                         Trust                             President
Hansen, Loren         Sr. V.P.;
                      IPC Mbr.

Harasimowicz,         V.P.
 Stephen

Hartford, Brian       Sr.V.P.

Haynie, James P.      Sr.V.P.          Colonial Advisory Services,
                                         Inc.                              Sr. V.P.
                                       Stein Roe & Farnham
                                         Incorporated                      Sr. V.P.

Held, Dorothy         V.P.


Hernon, Mary          V.P.

Hounsell, Clare F.    V.P.             Stein Roe & Farnham
                                         Incorporated                      V.P.
Iudice,               V.P.;            Liberty Funds Group LLC             Controller,
 Philip J., Jr.       Controller                                           CAO, Asst.


                    Asst.                                                  Treas.
                    Treasurer          Liberty Funds Distributor,          CFO,
                                         Inc.                              Treasurer
                                       Colonial Advisory Services,         Controller;
                                         Inc.                              Asst. Treas.
                                       AlphaTrade Inc.                     CFO, Treas.
                                       Liberty Financial Advisors,
                                         Inc.                              Asst. Treas.

Jacoby, Timothy J.  Sr. V.P.;          Liberty Funds Group LLC             V.P., Treasr.,
                    CFO;                                                   CFO
                    Treasurer          Liberty Funds Trusts I
                                         through VIII                      Treasr.,CFO
                                       Colonial High Income
                                         Municipal Trust                   Treasr.,CFO
                                       Colonial InterMarket Income
                                         Trust I                           Treasr.,CFO
                                       Colonial Intermediate High
                                         Income Fund                       Treasr.,CFO
                                       Colonial Investment Grade
                                         Municipal Trust                   Treasr.,CFO
                                       Colonial Municipal Income
                                         Trust                             Treasr.,CFO
                                       Colonial Advisory Services,
                                         Inc.                              CFO, Treasr.
                                       Liberty Financial Advisors,
                                         Inc.                              Treasurer
                                       Stein Roe & Farnham
                                         Incorporated                      Snr. V.P.
                                       Liberty Variable Investment
                                         Trust                             Treasurer, CFO
                                       Liberty All-Star Equity Fund        Treasurer
                                       Liberty All-Star Growth Fund,
                                         Inc.                              Treasurer
                                       Liberty Funds Trust IX              Treasurer

Jansen, Deborah     Sr.V.P.            Stein Roe & Farnham
                                         Incorporated                      Sr. V.P.

Jersild, North T.   V.P.               Stein Roe & Farnham
                                         Incorporated                      V.P.

Johnson, Gordon     V.P.
Knudsen, Gail E.    V.P.               Liberty Funds Trusts I
                                         through IX                        Asst. Treas.
                                       Colonial High Income
                                         Municipal Trust                   Asst. Treas.
                                       Colonial InterMarket Income
                                         Trust I                           Asst. Treas.
                                       Colonial Intermediate High
                                         Income Fund                       Asst. Treas.
                                       Colonial Investment Grade
                                         Municipal Trust                   Asst. Treas.
                                       Colonial Municipal Income
                                         Trust                             Asst. Treas.
                                       Liberty Variable Investment
                                         Trust                             Asst. Treas.
                                       Liberty All-Star Equity Fund        Asst. Treas.
                                       Liberty All-Star Growth Fund,
                                         Inc.                              Asst. Treas.

Lapointe, Thomas    V.P.


Lasman, Gary        V.P.

Lennon, John E.     Sr.V.P.            Colonial Advisory Services,
                                         Inc.                              V.P.
Lenzi, Sharon       V.P.

Lessard, Kristen    V.P.

Loring, William
   C., Jr.          Sr.V.P.

MacKinnon,
    Donald S.       Sr.V.P.

Marcus, Harold      V.P.

Muldoon, Robert     V.P.

Newman, Maureen     Sr.V.P.

O'Brien, David      Sr.V.P.

Ostrander, Laura    Sr.V.P.            Colonial Advisory Services,
                                         Inc.                              V.P.
Palombo, Joseph R.  Dir.;              Colonial Advisory Services,
                    Exe.V.P.;            Inc.                              Dir.
                    IPC Mbr.;          Colonial High Income

                                         Municipal Trust                   V.P.
                                       Colonial InterMarket
                                         Income Trust I                    V.P.
                                       Colonial Intermediate High
                                         Income Fund                       V.P.
                                       Colonial Investment Grade
                                         Municipal Trust                   V.P.
                                       Colonial Municipal Income
                                         Trust                             V.P.
                                       Liberty Funds Trusts I
                                         through IX                        V.P.
                                       Liberty Funds Services, Inc.        Director
                                       Liberty Funds Group LLC             CAO; Ex. V.P.
                                       Liberty Funds Distributor,
                                         Inc.                              Director
                                       AlphaTrade Inc.                     Director
                                       Liberty Financial Advisors,
                                         Inc.                              Director
                                       Stein Roe & Farnham
                                         Incorporated                      Exec. V.P.
                                       Liberty Variable Investment
                                         Trust                             V.P.
                                       Liberty All-Star Equity Fund        V.P.
                                       Liberty All-Star Growth Fund,
                                         Inc.                              V.P.

Peishoff, William   V.P.

Peterson, Ann T.    V.P.               Colonial Advisory Services,
                                         Inc.                              V.P.
Pielech, Mitchell   V.P.

Pope, David         V.P.

Reading, John       V.P.;              Liberty Funds Services, Inc.        Asst. Clerk
                    Asst.              Liberty Funds Group LLC             Asst. Sec.
                    Sec.;              Colonial Advisory Services,
                    Asst.                Inc.                              Asst. Clerk
                    Clerk and          Liberty Funds Distributor,
                    Counsel              Inc.                              Asst. Clerk
                                       AlphaTrade Inc.                     Asst. Clerk
                                       Liberty Funds Trusts I
                                         through IX                        Asst. Sec.
                                       Colonial High Income
                                         Municipal Trust                   Asst. Sec.
                                       Colonial InterMarket Income
                                         Trust I                           Asst. Sec.


                                       Colonial Intermediate High
                                         Income Fund                       Asst. Sec.
                                       Colonial Investment Grade
                                         Municipal Trust                   Asst. Sec.
                                       Colonial Municipal Income
                                         Trust                             Asst. Sec.
                                       Liberty Financial Advisors,
                                         Inc.                              Asst. Sec.
                                       Liberty Variable Investment
                                         Trust                             Asst. Sec.
                                       Liberty All-Star Equity Fund        Asst. Sec.
                                       Liberty All-Star Growth Fund,
                                         Inc.                              Asst. Sec.

Rega, Michael       V.P.               Colonial Advisory Services,
                                         Inc.                              V.P.

Richards, Scott B.  Sr. V.P.           Colonial Advisory Services,
                                         Inc.                              Senior V.P.

Schermerhorn, Scott Sr. V.P.

Seibel, Sandra L.   V.P.               Colonial Advisory Services,
                                         Inc.                              V.P.

Shields, Yvonne B.  V.P.               Stein Roe & Farnham
                                         Incorporated                      V.P.

Smalley, Gregg      V.P.

Spanos, Gregory J.  Sr. V.P.           Colonial Advisory Services,
                                         Inc.                              Exec. V.P.

Stevens, Richard    V.P.               Colonial Advisory Services,
                                         Inc.                              V.P.

Stoeckle, Mark      Sr.V.P.            Colonial Advisory Services,
                                         Inc.                              V.P.

Swayze, Gary        Sr.V.P.

Thomas, Ronald      V.P.

Turcotte,
  Frederick J.      V.P.               Liberty Funds Services, Inc.        V.P.
                                       Liberty Funds Distributor, Inc.     V.P.
                                       Colonial Advisory Services, Inc.    V.P.
                                       AlphaTrade Inc.                     V.P.
                                       Liberty Funds Group LLC             V.P.
                                       Liberty Financial Services, Inc.    V.P.
                                       Liberty Financial Companies, Inc.   V.P. and
                                                                           Managing Dir.
                                                                           of Taxation
                                       LREG, Inc.                          V.P.
                                       Liberty Newport Holdings, Limited   V.P.
                                       Newport Pacific Management, Inc.    V.P.
                                       Newport Fund Management, Inc.       V.P.
                                       Newport Private Equity Asia, Inc.   V.P.
                                       Independent Holdings, Inc.          V.P.
                                       IFS Agencies, Inc.                  V.P.
                                       IFMG Agencies of Maine, Inc.        V.P.
                                       IFMG Agencies of Oklahoma, Inc.     V.P.
                                       IFS Agencies of Alabama, Inc.       V.P.
                                       IFS Agencies of New Mexico, Inc.    V.P.
                                       IFS Insurance Agencies of Ohio,
                                         Inc.                              V.P.
                                       IFS Insurance Agencies of Texas,
                                         Inc.                              V.P.
                                       Liberty Securities Corporation      V.P.
                                       Stein Roe Services, Inc.            V.P.
                                       Stein Roe & Farnham Incorporated    V.P.
                                       Stein Roe Futures, Inc.             V.P.
                                       Progress Investment Management
                                         Company                           V.P.
                                       Crabbe Huson Group, Inc.            V.P.


Wallace, John R.    V.P.               Colonial Advisory Services,
                    Asst.Treas.          Inc.                              Asst. Treas.
                                       Liberty Funds Group LLC             Asst. Treas.
Ware, Elizabeth M.  V.P.

Wiley, Christine    V.P.

Wiley, Peter        V.P.

-----------------------------------------------
*The Principal address of all of the officers and directors of the investment adviser is One Financial Center, Boston, MA 02111.

Item 31.  Location of Accounts and Records
          Registrant:               Colonial Insured Municipal Fund
                                    One Financial Center
                                    Boston, Massachusetts 02111-2621

          Investment Advisor:       Colonial Management Associates, Inc.
                                    One Financial Center
                                    Boston, Massachusetts 02111-2621

          Custodian:                The Chase Manhattan Bank
                                    270 Park Avenue
                                    New York, New York 10017-2070

          Transfer Agent:           EquiServe
                                    150 Royall Street
                                    Canton, Massachusetts 02021

Item 32.  Management Services

          Not Applicable

Item 33.  Undertakings


          The Registrant hereby undertakes:



          (1) To suspend the offering of its common shares of beneficial interest until it amends its prospectus if (i) subsequent to the effective date of this Registration Statement, the net asset value per share of beneficial interest declines more than 10 percent from its net asset value per share of beneficial interest as of the effective date of this Registration Statement or, (ii) its net asset value per share of beneficial interest increases to an amount greater than its net proceeds as stated in the prospectus contained herein.


          (2) Not Applicable

          (3) Not Applicable

          (4) Not Applicable

          (5) (a) That for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

              (b) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts on the 28th day of October, 1999.


                        COLONIAL INSURED MUNICIPAL FUND



                         By: /s/ STEPHEN E. GIBSON
                             ----------------------
                             Stephen E. Gibson
                             President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities and on the date indicated.

SIGNATURES                    TITLE                         DATE
----------                    -----                         ----



/s/ STEPHEN E. GIBSON         President (chief              October 28, 1999
------------------------      executive officer)
Stephen E. Gibson



/s/ J. KEVIN CONNAUGHTON      Controller and Chief          October 28, 1999
------------------------      Accounting Officer
J. Kevin Connaughton



/s/ TIMOTHY J. JACOBY         Treasurer and Chief           October 28, 1999
------------------------      Financial Officer
Timothy J. Jacoby


ROBERT J. BIRNBAUM*             Trustee
-------------------
Robert J. Birnbaum


TOM BLEASDALE*                  Trustee
--------------
Tom Bleasdale


JOHN CARBERRY*                  Trustee
--------------
John Carberry


LORA S. COLLINS*                Trustee
----------------
Lora S. Collins


JAMES E. GRINNELL*              Trustee
------------------
James E. Grinnell



RICHARD W. LOWRY*               Trustee              By:*/s/ WILLIAM J. BALLOU
-----------------                                    --------------------------
Richard W. Lowry                                          William J. Ballou
                                                           Attorney-in-fact
                                                           For each Trustee
SALVATORE MACERA*               Trustee                    October 28, 1999
-----------------
Salvatore Macera



WILLIAM E. MAYER*               Trustee
-----------------
William E. Mayer


JAMES L. MOODY, JR.*           Trustee
---------------------
James L. Moody, Jr.


JOHN J. NEUHAUSER*              Trustee
------------------
John J. Neuhauser


THOMAS E. STITZEL*              Trustee
------------------
Thomas E. Stitzel


ROBERT L. SULLIVAN*             Trustee
-------------------
Robert L. Sullivan


ANNE-LEE VERVILLE*              Trustee
------------------
Anne-Lee Verville

                                  EXHIBIT INDEX

(b)(2)     Amended and Restated By-Laws
(h)        Underwriting Agreement
(k)(3)(ii) Expense Reimbursement Agreement with Colonial Management Associates,
           Inc.
(p)        Subscription Agreement with Colonial Management Associates, Inc.